

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Pavel Alpatov
President
Innovative Wireless, Inc.
306 N. West El Norte Pkwy
Escondido, CA 92026

> **Re:** **Innovative Wireless, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-53421**

Dear Mr. Alpatov:

We issued comments to you on the above captioned filings on October 29, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 17, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 17, 2010 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant